Exhibit 99.1

Fairfax Financial to Acquire Additional 46.32% Interest in Gulf Insurance Group from KIPCO

(Unless otherwise provided herein, all dollar amounts in this announcement are expressed in U.S. dollars)

TORONTO, April 19, 2023 (GLOBE NEWSWIRE) -- Fairfax Financial Holdings Limited ("FFHL") (TSX:FFH and TSX:FFH.U) and Kuwait Projects Company (Holding) K.S.C.P. (“KIPCO”) (KW: KPRO) are pleased to announce that they have entered into an agreement (the "Agreement") pursuant to which certain affiliates of FFHL (collectively, “Fairfax”) will acquire all of the shares of Gulf Insurance Group K.S.C.P. (“GIG”) (KW: GINS) under the control of KIPCO and certain of its affiliates (the “KIPCO Sellers”), representing approximately 46.32% of the equity of GIG. Under the terms of the Agreement, the KIPCO Sellers’ shares in GIG will be acquired by Fairfax for aggregate proceeds to KIPCO of 263,653,200 Kuwaiti Dinar (approximately $860 million), representing a price per share of 2.00 Kuwaiti Dinar (approximately $6.53) per share, subject to a reduction by the amount of any dividends received by the KIPCO Sellers after January 1, 2023 (the “Transaction”). Following the closing of the Transaction, Fairfax’s equity interest in GIG will increase from 43.69% to 90.01%.

In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which GIG’s shares are traded, the purchase price payable to the KIPCO Sellers in connection with the Transaction will be paid by Fairfax in full in Kuwaiti Dinar on closing. Pursuant to the terms of the Agreement, immediately following the settlement of the Transaction, the KIPCO Sellers shall return to Fairfax in cash the full purchase price less an amount of Kuwaiti Dinar equal to $200 million, together with a cash payment equal to all dividends received by the KIPCO Sellers from GIG after January 1, 2023, and Fairfax will deliver to KIPCO a payment deed requiring Fairfax to make four equal annual payments of $165 million to KIPCO beginning on the first anniversary of closing of the Transaction.

"We are excited to increase our ownership interest in GIG," said Prem Watsa, Chairman and CEO of Fairfax. “GIG is among the largest and most diversified insurance groups in the Middle East and North Africa region, with operations in 13 different countries and a market-leading presence in each of Kuwait, Jordan, Bahrain and Egypt. Since our first investment in 2010, GIG has proven to be a great company. It has provided stellar results over the long term and is run by an experienced and talented management team led by Khaled Saoud Al Hasan. We are thankful to our partners at KIPCO for giving us this opportunity to expand our insurance operations in the rapidly growing Middle East and North Africa market."

“Our partnership with Fairfax is one that we greatly value,” said Sheikha Dana Naser Sabah Al Ahmad Al Sabah, KIPCO’s Group CEO. “Together we have grown Gulf Insurance Group into a leading player in the MENA insurance market. As a holding investment company, KIPCO’s strategy is to acquire, scale and exit companies when the time is opportune. Our journey has been one of success, and we believe that GIG will continue to grow under Fairfax and remain a leading player in the market.”

“KIPCO has been our strategic investor since 1997 and when Fairfax became a shareholder in 2010, it was the start of a successful long-term partnership,” said Khaled Saoud al Hasan, Group CEO of Gulf Insurance Group. “I want to warmly thank KIPCO for believing in us. The exponential growth of the GIG Group from KIPCO’s initial investment is a testament to the success achieved over the course of our partnership. Fairfax strongly believes in the continued growth potential of the GIG Group and the region. With this transaction Fairfax is showing its long-term commitment to the GCC markets and to the GIG Group that has recently posted a net profit of $124.7 million for the financial year 2022. We will continue to work with our decentralized operating model that allows all subsidiaries to operate independently, while benefitting from Fairfax’s knowledge and collective experience in over 40 markets around the world. In the coming months, we will work closely with each of the regulators of the GIG Group entities to make this transaction seamless and beneficial for all parties.”

“GIG Gulf and GIG Saudi have been proudly part of the GIG Group since the acquisition from AXA in 2021, and the collaboration with our new shareholders, both KIPCO and Fairfax, has been extremely smooth and positive,” said Paul Adamson, Chief Executive Officer of GIG Gulf. “I am convinced that Fairfax, with almost 40 years of experience in insurance, reinsurance and investment management is well placed to ensure that GIG continues with its plan to be a leading regional insurer and to pursue our growth path. For all GIG entities, the opportunity to become part of a global Insurance brand such as Fairfax is truly unique and will allow us to further leverage each other’s and Fairfax’s expertise.”

The Transaction is subject to the receipt of all necessary approvals from applicable regulators, including merger control, capital markets, stock exchange and insurance regulators in each relevant jurisdiction in which GIG operates, and the satisfaction of other customary closing conditions, including a condition that the volume-weighted average price of the publicly-traded shares of GIG in the six month period prior to closing must not exceed the price per share to be paid to the KIPCO Sellers (being 2.00 Kuwaiti Dinar, as adjusted to account for any dividends received by the KIPCO Sellers after January 1, 2023). Closing of the Transaction is currently expected to occur in the second half of 2023.

In accordance with regulations of the Capital Markets Authority of Kuwait, the closing of the Transaction between KIPCO and Fairfax will require Fairfax to initiate a mandatory tender offer to all other holders of GIG shares. Fairfax expects the launch of the mandatory tender offer to occur shortly after the closing of the Transaction, and in any event within thirty days thereafter.

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941.